TUNGRAY TECHNOLOGIES INC

April 24, 2023

Kyle Wiley

Staff Attorney
United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C., 20549

Re:	Tungray Technologies Inc Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 30, 2023 File No. 333-270434

Dear Mr. Wiley:

This letter is in response to the letter dated April 10, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed Tungray Technologies Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment No. 2 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1
Consolidated Financial Statements, page F-1

1.	Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F.

Response: Pursuant to the Staff’s comment, we have updated our financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F.

Item 8. Exhibits and Financial Statement Schedules

23.1 Consent of Friedman LLP, an independent registered public accounting firm, page II-3

2.	We note Friedman’s report is dated December 16, 2022 while in their consent they said they were dismissed as auditors on December 06, 2022. Please have Freidman LLP correct this date or have them tell us if they engaged in audit work after the date of their dismissal.

Response: We are filing a new consent of Friedman as Exhibit 23.1 to the Amended Registration Statement to correct the date of their dismissal to be December 16, 2022.

General

3.	We note your response to prior comment 1 regarding recently published Trial Measures by the CSCR in China. Please disclose whether you have submitted an application for approval with the CSRC.

Response: We have not submitted an application for approval with the CSRC pursuant to the Trial Measures, as we do not believe that we are required to obtain the approval from or complete the filing with the CSRC for the offering. Accordingly, we have revised the relevant disclosures on pages 3, 19, 27 and 56 of the Amended Registration Statement. In addition, we have also revised throughout the Amended Registration Statement to clarify and consolidate certain duplicative PRC related disclosures.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

Joseph Cascarano
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission

April 24, 2023

By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer

Jinhua (Anna) Wang, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter – Tungray Technologies Inc]